EXHIBIT 4.1
SECOND ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION OF
NORTH AMERICAN NATURAL GAS, INC.
     Pursuant to RCW 23B.10.060 of the Washington Corporation Act, the undersigned corporation hereby submits the following amendment to the Corporation’s Articles of Incorporation.
     1. The Name of the Corporation is North American Natural Gas, Inc.
     2. Article II of the Articles of Incorporation has been amended to determine the terms of a series of Preferred Stock (the “Special Voting Stock”), the designation of which is set forth on Exhibit A, attached hereto and incorporated herein by reference (the “Special Voting Stock Designation”).
     3. The aforementioned amendment was unanimously adopted by the Board of Directors without shareholder action on July 24, 2008.
     4. Shareholder action was not required pursuant to RCW 23B10.06.020.
     5. These Articles of Amendment will be effective upon filing.
Dated this 24th of July, 2008.

NORTH AMERICAN NATURAL GAS, INC.
By:	/s/ Jim Glavas
Jim Glavas, President, CEO and Director

Exhibit A
Special Voting Stock Designation
Special Voting Stock. Ten Million (10,000,000) shares of the Corporation’s Preferred Stock, $0.0001 par value, shall constitute a series of Preferred Stock designated as Special Voting Stock (the “Special Voting Stock”). The powers, preferences, rights, restrictions and other matters relating to the Special Voting Stock are as follows:
1. Voting Rights. Each holder of Special Voting Stock shall be entitled to receive notice of and to attend any meetings of the stockholders of the Corporation and shall be entitled to four (4) votes in respect of each share of Special Voting Stock held at such meeting, and each quarter (1/4) share of Special Voting Stock shall have voting rights and powers equal to voting rights and powers of one share of Common Stock (the Special Voting Stock voting together with, except as otherwise expressly provided herein or as required by law, the Common Stock as a single class).
2. Notices and Delivery of Notices.
     (a) Notices. Each holder of shares of Special Voting Stock shall be entitled to notice of any stockholders’ meeting in accordance with the by-laws of the Corporation and any other notice delivered or required to be delivered at any time or from time to time to all of the holders of the Common Stock.
     (b) Delivery of Notices. Any notice required by the provisions of this Section 2 to be given to holders of shares of Special Voting Stock shall be in writing and shall be deemed given five (5) days after having been deposited in the United States mail or with Canada Post, postage prepaid, and addressed to each holder of record at the address appearing on the books of the Corporation.
3. No Preference. The holders of shares of Special Voting Stock shall not be entitled to receive dividends, and on any liquidation, dissolution or winding up of the Corporation holder of shares of Special Voting Stock shall not be entitled to any payment or any distribution from the remaining assets and funds of the Corporation. On and as of the date when there are no exchangeable shares (“Exchangeable Shares”) of Pureray Acquisition Inc. or its successor by amalgamation (the “Canadian Subsidiary”) outstanding, the Special Voting Stock shall be cancelled, retired and eliminated from the shares which the Corporation is authorized to issue.
4. Automatic Redemption.
(a) The Corporation shall, upon the acquisition by the Canadian Subsidiary of its Exchangeable Shares or by Pureray Holdings, ULC of the Canadian Subsidiary’s Exchangeable Shares pursuant to Sections 4, 5 or 6 of Item 3.B on Schedule A of the articles, as amended, of the Canadian Subsidiary, or upon the exchange by the Corporation, or an affiliate of the Corporation, of shares of Common Stock for Exchangeable Shares pursuant to Section 4, 5 or 6 of Item 3.B on Schedule A to the articles, as amended, of the Canadian Subsidiary (the date of such acquisition or exchange being the “Special Voting Stock Automatic Redemption Date”), redeem one quarter (1/4) share of Special Voting Stock from the holdings of the holder of such Exchangeable Shares for each Exchangeable Share acquired by the Canadian Subsidiary, or the Corporation or an affiliate of the Corporation, as the case may be, for an amount equal to $0.000001 per share (the “Special Voting Stock Redemption Price”) as set forth below.
(b) In any case of any redemption of shares (or fractions thereof) of Special Voting Stock pursuant to Section 4(a), the Corporation shall give notice in writing of the automatic redemption of such shares (or fractions thereof) of Special Voting Stock to the holders thereof. The notice shall set out the total Special Voting Stock Redemption Price for the shares redeemed.
(c) On or after the Special Voting Stock Automatic Redemption Date, each holder of shares of Special Voting Stock redeemed shall surrender the certificate(s) representing such shares of Special Voting Stock to the Corporation, in the manner and at the place designated by the Corporation, and thereupon the Special Voting Stock Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificates as the owner thereof, and each surrendered certificate shall be cancelled and retired. If less than all of the shares represented by such certificate are redeemed, then the Corporation shall promptly issue a new certificate representing the unredeemed shares.
(d) On or after the Special Voting Stock Automatic Redemption Date, the Corporation may, at its option, deposit with a bank or trust corporation having capital and surplus of at least one hundred million dollars ($100,000,000), as a trust fund, a sum equal to the aggregate redemption price for all shares of Special Voting Stock redeemed, with irrevocable instruction and authority to the bank or trust corporation to pay, on or after the Special Voting Stock Automatic Redemption Date, the Special Voting Stock Redemption Price to the respective holders upon the surrender of their share certificate(s). The deposit shall constitute full payment of the shares to their holders and the holders will be entitled to receive from the bank or trust corporation payment of the Special Voting Stock Redemption Price, without interest, upon surrender of their certificates therefor. Any funds so deposited and unclaimed at the end of six (6) months from the Special Voting Stock Automatic Redemption Date shall be released or repaid to the Corporation, after which time the holders of shares of Special Voting Stock redeemed who have not claimed such funds shall be entitled to receive payment of the Special Voting Stock Redemption Price only from the Corporation.
(e) From and after the Special Voting Stock Automatic Redemption Date, a holder of shares (or fractions thereof) of Special Voting Stock so redeemed, shall cease to be entitled to exercise any of the rights of holders in respect thereof, unless payment of the Special Voting Stock Redemption Price of the shares (or fractions thereof) of Special Voting Stock redeemed shall not be made upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected.